FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 28, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 28, 2008

2.

Material Change Report dated November 28, 2008 (re: November 28/08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 28, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Wet Commissioning of Molejon Initiated and Environmental Impact Study Approved

Vancouver, BC – November 28, 2008:  Richard Fifer, President and CEO of Petaquilla Minerals Ltd. (the "Company"), today announced that the wet commissioning of the gold production facility at the Company’s 100% owned Molejon gold deposit in central Panama has begun.  The ball mills and other critical equipment are now being tested prior to the commencement of production.  The first gold pour has been scheduled for the latter half of December 2008.

The Company also reports that the National Authority of the Environment (ANAM) on November 26, 2008, issued Resolution DIEORA IA-809-2008, which approves the Environmental Impact Study Category III, submitted by Petaquilla Gold, S.A., for the implementation of the Molejón Mining Project and adds other measures mandated by the ANAM.

The next step in the preproduction process is the electro-mechanical operation of the plant which is scheduled for early December.  The Company will update shareholders on a regular basis as the full commissioning date approaches.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in the latter half of December 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day with an estimated gold production of 100,000 ounces.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

November 28, 2008

Item 3.

News Release

The Company’s news release dated November 28, 2008, was disseminated by Marketwire, Incorporated on November 28, 2008.

Item 4.

Summary of Material Change

Richard Fifer, President and CEO of Petaquilla Minerals Ltd. (the "Company"), announced that the wet commissioning of the gold production facility at the Company’s 100% owned Molejon gold deposit in central Panama has begun.  The ball mills and other critical equipment are now being tested prior to the commencement of production.  The first gold pour has been scheduled for the latter half of December 2008.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated November 28, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer” Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Wet Commissioning of Molejon Initiated and Environmental Impact Study Approved

Vancouver, BC – November 28, 2008:  Richard Fifer, President and CEO of Petaquilla Minerals Ltd. (the "Company"), today announced that the wet commissioning of the gold production facility at the Company’s 100% owned Molejon gold deposit in central Panama has begun.  The ball mills and other critical equipment are now being tested prior to the commencement of production.  The first gold pour has been scheduled for the latter half of December 2008.

The Company also reports that the National Authority of the Environment (ANAM) on November 26, 2008, issued Resolution DIEORA IA-809-2008, which approves the Environmental Impact Study Category III, submitted by Petaquilla Gold, S.A., for the implementation of the Molejón Mining Project and adds other measures mandated by the ANAM.

The next step in the preproduction process is the electro-mechanical operation of the plant which is scheduled for early December.  The Company will update shareholders on a regular basis as the full commissioning date approaches.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in the latter half of December 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes of ore per day with an estimated gold production of 100,000 ounces.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN